UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

FIVE STAR PRODUCTS, INC.
(Name of Subject Company (issuer))

NPDV ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

NATIONAL PATENT DEVELOPMENT CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

33831M107
(CUSIP Number of Class of Securities)

Ira J. Sobotko, Vice President, Chief Financial Officer, Secretary and Treasurer
National Patent Development Corporation
10 East 40th Street, Suite 3110, New York, NY 10016
(646) 742−1600
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$1,689,399.60	$66.40

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Five Star Products, Inc., par value $0.01 (the “Shares”), not beneficially owned by NPDV Acquisition Corp. (“NPDV Acquisition Corp.”) a wholly-owned subsidiary of National Patent Development Corporation, at a purchase price of $0.40 per Share, net to the seller in cash. As of Thursday, July 24, 2008, there were 4,223,499 Shares not beneficially owned by NPDV Acquisition Corp.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66.40
Form or Registration No.: Schedule TO
Filing Party: National Patent Development Corporation and NPDV Acquisition Corp.
Date Filed: July 24, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

CUSIP No. 33831M107

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NPDV Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group. (See Instructions)		(a) ☐
(b) ☐

(3) SEC Use Only.

(4)	Source of Funds (See Instructions). AF

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization. Delaware

Number of Shares	(7)	Sole Voting Power. 0
Beneficially
Owned By Each Reporting	(8)	Shared Voting Power. 22,188,065 (1)
Person With
	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 22,188,065 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 22,188,065 (1)

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent Of Class Represented By Amount In Row (11) 93.1%

(14)	Type Of Reporting Person (See Instructions) CO

(1) Includes Shares tendered in the Offer (as defined herein) by 12:00 midnight, New York City time, on August 26, 2008, the Expiration Date of the Offer (including approximately 160,025 Shares tendered by Notice of Guaranteed Delivery).

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). National Patent Development Corporation

(2)	Check the Appropriate Box if a Member of a Group. (See Instructions)		(a) ☐
(b) ☐

(3) SEC Use Only.

(4)	Source of Funds (See Instructions). WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization. Delaware

Number of Shares	(7)	Sole Voting Power. 0
Beneficially
Owned By Each Reporting	(8)	Shared Voting Power. 22,188,065 (1)
Person With
	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 22,188,065 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 22,188,065 (1)

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent Of Class Represented By Amount In Row (11) 93.1%

(14)	Type Of Reporting Person (See Instructions) CO

(1) Includes Shares tendered in the Offer (as defined herein) by 12:00 midnight, New York City time, on August 26, 2008, the Expiration Date of the Offer (including approximately 160,025 Shares tendered by Notice of Guaranteed Delivery).

This Amendment No.  3 to Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2008, amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO filed with the SEC on July 24, 2008, as amended by Amendment No. 1 filed on August 12, 2008 and Amendment No. 2 filed on August 18, 2008 (the “Schedule TO”), by National Patent Development Corporation, a Delaware corporation (“National Patent”), and NPDV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of National Patent (“NPDV Acquisition Corp.”).  This Amendment relates to the tender offer by NPDV Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Five Star Products, Inc., a Delaware corporation (“Five Star”), not beneficially owned by NPDV Acquisition Corp., at a price of $0.40 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable law (the “Tender Offer”), upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”), a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(xiii) and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase, with any amendments or supplements thereto, collectively constitute the “Offer”), a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(xiv). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.

This Schedule TO and Amendment also relate to the Tender Offer and Merger Agreement, dated as of June 26, 2008 (as may be amended from time to time, the “Tender Offer Agreement”), by and among National Patent, NPDV Acquisition Corp. and Five Star. The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, wholly-owned by National Patent (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares held by stockholders who exercise and perfect appraisal rights under Delaware law), will be converted in the Merger into the right to receive $0.40 per Share, net to the holder in cash, without interest thereon and less any required withholding taxes.

The information set forth in the Schedule TO is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except to the extent that such information is amended and supplemented as specifically provided in this Amendment.  You should read this Amendment together with the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 is hereby amended and supplemented by the following:

The Offer expired at 12:00 Midnight, New York City time, on Tuesday, August 26, 2008.  Based on its final count, the depositary for the Offer, Computershare Trust Company, N.A., has advised National Patent that approximately 2,408,962 Shares were validly tendered, and not withdrawn, and that approximately 160,025 Shares were tendered by notice of guaranteed delivery. All Shares validly tendered, and not withdrawn, prior to the expiration of the Offer have been accepted for purchase by NPDV Acquisition Corp. in accordance with the terms of the Offer.

The tendered Shares, together with the Shares already owned by NPDV Acquisition Corp., represent approximately 93.1% of the outstanding shares of common stock of Five Star.  In accordance with applicable law, because the Offer results in NPDV Acquisition Corp. having ownership of in excess of 90% of the outstanding shares of common stock of Five Star, National Patent and Five Star intend to effect a short-form merger of NPDV Acquisition Corp. with and into Five Star without a vote of Five Star’s stockholders.  It is anticipated that the Merger will occur as promptly as practicable.

On August 27, 2008, National Patent issued a press release announcing the results of the Offer.  The full text of the press release is attached hereto as Exhibit (a)(i)(xviii) and is incorporated herein by reference.

ITEM 12.    EXHIBITS

Item 12 is hereby amended and supplemented by the following exhibits:

(a)(1)(xviii)	Press release by National Patent Development Corporation, dated August 27, 2008, announcing results of Tender Offer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name:	Ira J. Sobotko
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

NPDV ACQUISITION CORP.

By:	/s/ JOHN C. BELKNAP
Name:	John C. Belknap
Title:	President

Date: August 27, 2008

EXHIBIT INDEX

( a)(1)(xviii)	Press release by National Patent Development Corporation, dated August 27, 2008, announcing results of Tender Offer